Exhibit 99.1

JD.COM ANNOUNCES FIRST QUARTER 2025 RESULTS

Beijing, China—May 13, 2025—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended March 31, 2025.

First Quarter 2025 Highlights

•	Net revenues were RMB301.1 billion (US$[1]41.5 billion) for the first quarter of 2025, an increase of 15.8% from the first quarter of 2024.

•

Income from operations was RMB10.5 billion (US$1.5 billion) for the first quarter of 2025, compared to RMB7.7 billion for the first quarter of 2024. Operating margin was 3.5% for the first quarter of 2025, compared to 3.0% for the first quarter of 2024. Non-GAAP[2] income from operations was RMB11.7 billion (US$1.6 billion) for the first quarter of 2025, compared to RMB8.9 billion for the first quarter of 2024. Non-GAAP operating margin was 3.9% for the first quarter of 2025, compared to 3.4% for the first quarter of 2024. Operating margin of JD Retail before unallocated items was 4.9% for the first quarter of 2025, compared to 4.1% for the first quarter of 2024.

•

Net income attributable to the Company’s ordinary shareholders was RMB10.9 billion (US$1.5 billion) for the first quarter of 2025, compared to RMB7.1 billion for the first quarter of 2024. Net margin attributable to the Company’s ordinary shareholders was 3.6% for the first quarter of 2025, compared to 2.7% for the first quarter of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB12.8 billion (US$1.8 billion) for the first quarter of 2025, compared to RMB8.9 billion for the first quarter of 2024. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 4.2% for the first quarter of 2025, compared to 3.4% for the first quarter of 2024.

•

Diluted net income per ADS was RMB7.19 (US$0.99) for the first quarter of 2025, compared to RMB4.53 for the first quarter of 2024. Non-GAAP diluted net income per ADS was RMB8.41 (US$1.16) for the first quarter of 2025, compared to RMB5.65 for the first quarter of 2024.

“We saw a strong start to the year, with solid results on both the top and bottom lines in Q1,” said Sandy Xu, Chief Executive Officer of JD.com. “Our performance was supported by improving consumer sentiment and continued enhancements to JD’s supply chain capabilities and user experience. User growth was particularly strong during the quarter, reflecting the increasing trust and mindshare JD has earned from consumers and further strengthening our ecosystem. We are also seeing encouraging signs from new initiatives, and we believe these emerging opportunities will further position us for long-term, high-quality growth.”

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025, which was RMB7.2567 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“In the first quarter, both our product and service revenues achieved double-digit growth year-on-year, further accelerating on a sequential basis, while bottom line also continued to expand steadily,” said Ian Su Shan, Chief Financial Officer of JD.com. “In particular, we maintained and further enhanced robust momentum of our core JD Retail business, while exploring exciting new opportunities for our long-term success. We also remained very committed to shareholder returns. We completed our annual dividend payout in April, and further executed upon our share repurchase program during the first quarter.”

Updates of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027, the Company repurchased a total of approximately 80.7 million Class A ordinary shares (equivalent to 40.4 million ADSs) for a total of approximately US$1.5 billion from January 1, 2025 to the date of this announcement. The remaining amount under the share repurchase program was US$3.5 billion as of the date of this announcement.

The total number of shares repurchased by the Company from January 1, 2025 to the date of this announcement amounted to approximately 2.8% of its ordinary shares outstanding as of December 31, 20243. All of these ordinary shares were repurchased from both Nasdaq and the Hong Kong Stock Exchange pursuant to the share repurchase program.

Business Highlights

•	JD Retail:

In the first quarter, JD.com deepened its strategic partnerships with leading digital product manufacturers such as Xiaomi. The collaborations focus on product innovation, marketing initiatives, and other key areas, aiming to capture the emerging market opportunities driven by consumption support policies and the rise of AI large language models. Together with its partners, JD.com is committed to providing its users with more intelligent and diverse product offerings, along with enhanced purchasing and service experience.

In the first quarter, JD.com debuted a range of new products online from renowned fashion brands, such as La Prairie, Crocs, and Massimo Dutti. Leveraging its platform advantages and integrated supply chain capabilities, JD.com is dedicated to offering an enriched selection of fashionable products and superior shopping experience for a wide range of consumers.

In April, JD.com announced the launch of an export-to-domestic sales program. JD.com aims to procure no less than RMB200 billion worth of export-oriented goods for domestic sales. Through this initiative, JD.com will work with Chinese manufactures to strengthen their presence in the domestic market and provide consumers with more better and cheaper products.

[3]	The number of ordinary shares outstanding as of December 31, 2024 was approximately 2,903 million shares.

•	New Business:

In February 2025, JD.com officially launched its food delivery business. Starting from core retail, JD is expanding into on-demand retail and food delivery, meeting users’ demands in various scenarios. Rooted in the Company’s ecosystem, JD Food Delivery is not a stand-alone business. It operates in a market with big opportunities and demands, such as users’ demand for quality meals, merchants’ need for reasonable commissions, and riders’ desire for better protections. JD has the right strength, culture and advantage to address such opportunities and demands, particularly with its “better and cheaper” user mindshare, the “thirty-five cents” principle that insists on only reasonable profit margins, and its strong logistics operation and management capabilities. JD Food Delivery is set to generate synergetic effects with the Company’s existing businesses, including enriching location-based product supplies, upgrading last mile fulfillment network, and contributing to user growth and engagement. JD Food Delivery has achieved substantial progress in a very brief time, a proof of the great potentials of the food delivery industry and JD’s precise grasp of the industry demands and strong execution capabilities.

•	JD Health:

In the first quarter, JD Health further strengthened its position as the first online marketplace for new and specialty medicine launches. It debuted several innovative medicines online during the quarter from pharmaceutical companies including Pfizer, Esteve, Innogen, and others, broadening treatment options for patients. In addition, JD Health also deepened its collaborations with leading healthcare product companies, including By-Health, Yan Palace, and LifeStyles, driving synergies in product innovation, digitalization of supply chain, and precision marketing.

In the first quarter, JD Health made significant progress in medical AI, continuously promoting the application of AI in healthcare services, specialized diagnosis and treatment, and health management. JD Health Online Hospital has seen over 80% of its medical consultation orders aided with AI services. Its AI nutritionist has also achieved a user satisfaction rate of 91%.

•	JD Logistics:

In the first quarter, JD Logistics (“JDL”) continued to expand its global footprint. In January, JDL officially launched an international air cargo route between Shenzhen, China, and Bangkok, Thailand, enabling more efficient cross-border flow of goods. In March, JDL’s second warehouse in Warsaw, Poland commenced operations, offering integrated supply chain and logistics services to support both Chinese enterprises and local European businesses with streamlined and efficient logistics solutions.

On March 24, 2025, JDL officially launched its operations center in Hong Kong, marking a significant step-up in expanding the coverage of its express delivery network and boosting service efficiency in the region. Since upgrading its services in Hong Kong in October 2023, JDL has been persistently deepening its footprint in the market. It has been providing premium express delivery services to consumers, and at the same time, cultivating a mutually beneficial ecosystem in collaboration with local businesses.

Environment, Social and Governance

•

Starting from March 1, 2025, JD.com has begun to contribute the social insurances and the housing fund for its full-time food delivery riders, including both portions that are to be contributed by employers and individuals. In addition, JD.com will also provide accident and health insurances for its part-time food delivery riders. JD.com has become the first platform in China to provide such extensive social benefit coverage for full-time food delivery riders.

•

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the total personnel under the JD Ecosystem[4] was approximately 700,000 as of March 31, 2025, including the Company’s employees, part-time staff and interns, as well as the personnel of the Company’s affiliates in the JD Ecosystem. The total expenditure for such human resources, together with the expenditure for external personnel who work for the JD Ecosystem, amounted to RMB128.8 billion for the twelve months ended March 31, 2025.

First Quarter 2025 Financial Results

Net Revenues. Net revenues increased to RMB301.1 billion (US$41.5 billion) by 15.8% for the first quarter of 2025 from RMB260.0 billion for the first quarter of 2024. Net product revenues increased by 16.2%, while net service revenues increased by 14.0% for the first quarter of 2025, compared to the first quarter of 2024.

Cost of Revenues. Cost of revenues increased to RMB253.2 billion (US$34.9 billion) by 15.0% for the first quarter of 2025 from RMB220.3 billion for the first quarter of 2024.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased to RMB19.7 billion (US$2.7 billion) by 17.4% for the first quarter of 2025 from RMB16.8 billion for the first quarter of 2024. Fulfillment expenses as a percentage of net revenues was 6.6% for the first quarter of 2025, compared to 6.5% for the first quarter of 2024.

Marketing Expenses. Marketing expenses increased to RMB10.5 billion (US$1.5 billion) by 13.9% for the first quarter of 2025 from RMB9.3 billion for the first quarter of 2024. Marketing expenses as a percentage of net revenues was 3.5% for the first quarter of 2025, compared to 3.6% for the first quarter of 2024.

Research and Development Expenses. Research and development expenses increased to RMB4.6 billion (US$0.6 billion) by 14.6% for the first quarter of 2025 from RMB4.0 billion for the first quarter of 2024. Research and development expenses as a percentage of net revenues was 1.5% for the first quarter of 2025, compared to 1.6% for the first quarter of 2024.

General and Administrative Expenses. General and administrative expenses increased to RMB2.4 billion (US$0.3 billion) by 22.2% for the first quarter of 2025 from RMB2.0 billion for the first quarter of 2024. General and administrative expenses as a percentage of net revenues remained stable at 0.8% for the first quarter of 2025 and 2024.

[4]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd..

Income from Operations and Non-GAAP Income from Operations. Income from operations increased to RMB10.5 billion (US$1.5 billion) by 36.8% for the first quarter of 2025 from RMB7.7 billion for the first quarter of 2024. Operating margin was 3.5% for the first quarter of 2025, compared to 3.0% for the first quarter of 2024. Non-GAAP income from operations increased to RMB11.7 billion (US$1.6 billion) by 31.4% for the first quarter of 2025 from RMB8.9 billion for the first quarter of 2024. Non-GAAP operating margin was 3.9% for the first quarter of 2025, compared to 3.4% for the first quarter of 2024. Operating margin of JD Retail before unallocated items for the first quarter of 2025 was 4.9%, compared to 4.1% for the first quarter of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA increased to RMB13.7 billion (US$1.9 billion) by 27.0% for the first quarter of 2025 from RMB10.8 billion for the first quarter of 2024. Non-GAAP EBITDA margin was 4.6% for the first quarter of 2025, compared to 4.1% for the first quarter of 2024.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders increased to RMB10.9 billion (US$1.5 billion) by 52.7% for the first quarter of 2025 from RMB7.1 billion for the first quarter of 2024. Net margin attributable to the Company’s ordinary shareholders was 3.6% for the first quarter of 2025, compared to 2.7% for the first quarter of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders increased to RMB12.8 billion (US$1.8 billion) by 43.4% for the first quarter of 2025 from RMB8.9 billion for the first quarter of 2024. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 4.2% for the first quarter of 2025, compared to 3.4% for the first quarter of 2024.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS increased to RMB7.19 (US$0.99) by 58.7% for the first quarter of 2025 from RMB4.53 for the first quarter of 2024. Non-GAAP diluted net income per ADS increased to RMB8.41 (US$1.16) by 48.8% for the first quarter of 2025 from RMB5.65 for the first quarter of 2024.

Cash Flow and Working Capital

As of March 31, 2025, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB203.4 billion (US$28.0 billion), compared to RMB241.4 billion as of December 31, 2024. For the first quarter of 2025, free cash flow of the Company was as follows:

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
	(In millions)
Net cash used in operating activities	(11,315)	(18,262)	(2,517)
Less: Impact from consumer financing receivables included in the operating cash flow	(1,281)	(1,018)	(140)
Less: Capital expenditures, net of related sales proceeds	(2,880)	(2,323)	(320)
Capital expenditures for development properties	(1,360)	(915)	(126)
Other capital expenditures*	(1,520)	(1,408)	(194)

Free cash flow	(15,476)	(21,603)	(2,977)

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB16.2 billion (US$2.2 billion) for the first quarter of 2025, consisting primarily of net cash received from maturity of time deposits and wealth management products and cash received from disposal of equity investments and investment securities, partially offset by cash paid for capital expenditures.

Net cash used in financing activities was RMB7.3 billion (US$1.0 billion) for the first quarter of 2025, consisting primarily of net cash paid for repayment of borrowings and cash paid for repurchase of ordinary shares.

For the twelve months ended March 31, 2025, free cash flow of the Company was as follows:

	For the twelve months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	69,813	51,148	7,048
(Less)/Add: Impact from consumer financing receivables included in the operating cash flow	(1,191)	131	18
Less: Capital expenditures, net of related sales proceeds	(18,045)	(13,666)	(1,883)
Capital expenditures for development properties	(11,332)	(6,841)	(943)
Other capital expenditures	(6,713)	(6,825)	(940)

Free cash flow	50,577	37,613	5,183

Supplemental Information

The Company reports three reportable segments, JD Retail, JD Logistics, and New businesses. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	226,835	263,845	36,359
JD Logistics	42,137	46,967	6,472
New Businesses	4,870	5,753	793
Inter-segment eliminations*	(13,793)	(15,483)	(2,134)

Total consolidated net revenues	260,049	301,082	41,490

Less: cost of revenues:
JD Retail	(190,062)	(219,395)	(30,234)
JD Logistics	(39,052)	(43,785)	(6,034)
New Businesses	(4,031)	(4,586)	(632)
Inter-segment eliminations*	12,892	14,539	2,004
Less: operating expenses:
JD Retail	(27,448)	(31,604)	(4,355)
JD Logistics	(2,861)	(3,037)	(418)
New Businesses	(1,509)	(2,494)	(344)
Inter-segment eliminations*	901	944	130
Income/(loss) from operations:
JD Retail	9,325	12,846	1,770
JD Logistics	224	145	20
New Businesses	(670)	(1,327)	(183)

Total segment income from operations	8,879	11,664	1,607
Unallocated items**	(1,179)	(1,131)	(156)

Total consolidated income from operations	7,700	10,533	1,451
Share of results of equity investees	(730)	1,330	183
Interest expense	(601)	(600)	(82)
Others, net	2,696	2,079	287

Total consolidated income before tax	9,065	13,342	1,839

YoY% change of net revenues:
JD Retail	6.8%	16.3%
JD Logistics	14.7%	11.5%
New Businesses	(19.2)%	18.1%
Operating margin:
JD Retail	4.1%	4.9%
JD Logistics	0.5%	0.3%
New Businesses	(13.8)%	(23.1)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	123,212	144,295	19,884	17.1%
General merchandise revenues	85,296	98,014	13,507	14.9%

Net product revenues	208,508	242,309	33,391	16.2%

Marketplace and marketing revenues	19,289	22,320	3,076	15.7%
Logistics and other service revenues	32,252	36,453	5,023	13.0%

Net service revenues	51,541	58,773	8,099	14.0%

Total net revenues	260,049	301,082	41,490	15.8%

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on May 13, 2025, (8:00 pm, Beijing/Hong Kong Time on May 13, 2025) to discuss the first quarter 2025 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10046856-37hfgr.html

CONFERENCE ID: 10046856

A telephone replay will be available for one week until May 20, 2025. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Chinese Mainland:	400-120-9216

Passcode:	10046856

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, long- lived assets and investments, gain on sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	108,350	96,778	13,336
Restricted cash	7,366	9,279	1,279
Short-term investments	125,645	97,385	13,420
Accounts receivable, net (including consumer financing receivables of RMB2.0 billion and RMB1.3 billion as of December 31, 2024 and March 31, 2025, respectively)(1)	25,596	31,380	4,324
Advance to suppliers	7,619	6,140	846
Inventories, net	89,326	95,434	13,151
Prepayments and other current assets	15,951	15,712	2,165
Amount due from related parties	4,805	3,344	461
Assets held for sale	2,040	1,778	245

Total current assets	386,698	357,230	49,227

Non-current assets
Property, equipment and software, net	82,737	83,054	11,445
Construction in progress	6,164	7,039	970
Intangible assets, net	7,793	7,510	1,035
Land use rights, net	36,833	36,820	5,074
Operating lease right-of-use assets	24,532	25,621	3,531
Goodwill	25,709	25,709	3,543
Investment in equity investees	56,850	52,138	7,185
Marketable securities and other investments	59,370	71,755	9,888
Deferred tax assets	2,459	2,430	335
Other non-current assets	9,089	8,556	1,179

Total non-current assets	311,536	320,632	44,185

Total assets	698,234	677,862	93,412

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	7,581	4,230	583
Accounts payable	192,860	176,736	24,355
Advance from customers	32,437	34,055	4,693
Deferred revenues	2,097	2,166	299
Taxes payable	9,487	5,496	757
Amount due to related parties	1,367	2,954	407
Accrued expenses and other current liabilities	45,985	50,626	6,976
Operating lease liabilities	7,606	7,801	1,075
Liabilities held for sale	101	65	9

Total current liabilities	299,521	284,129	39,154

Non-current liabilities
Deferred revenues	502	424	58
Unsecured senior notes	24,770	24,758	3,412
Deferred tax liabilities	9,498	8,440	1,163
Long-term borrowings	31,705	31,492	4,340
Operating lease liabilities	18,106	19,151	2,639
Other non-current liabilities	835	797	110

Total non-current liabilities	85,416	85,062	11,722

Total liabilities	384,937	369,191	50,876

MEZZANINE EQUITY	484	263	36

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 2,981 million shares issued and 2,883 million shares outstanding as of March 31, 2025)	239,347	234,322	32,291
Non-controlling interests	73,466	74,086	10,209

Total shareholders’ equity	312,813	308,408	42,500

Total liabilities, mezzanine equity and shareholders’ equity	698,234	677,862	93,412

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net revenues
Net product revenues	208,508	242,309	33,391
Net service revenues	51,541	58,773	8,099

Total net revenues	260,049	301,082	41,490

Cost of revenues	(220,279)	(253,234)	(34,897)
Fulfillment	(16,806)	(19,737)	(2,720)
Marketing	(9,254)	(10,543)	(1,453)
Research and development	(4,034)	(4,621)	(637)
General and administrative	(1,976)	(2,414)	(332)

Income from operations(2)(3)	7,700	10,533	1,451

Other income/(expenses)
Share of results of equity investees	(730)	1,330	183
Interest expense	(601)	(600)	(82)
Others, net(4)	2,696	2,079	287

Income before tax	9,065	13,342	1,839
Income tax expenses	(1,700)	(2,063)	(285)

Net income	7,365	11,279	1,554

Net income attributable to non-controlling interests shareholders	235	389	53

Net income attributable to the Company’s ordinary shareholders	7,130	10,890	1,501

Net income per share:
Basic	2.28	3.76	0.52
Diluted	2.27	3.59	0.50
Net income per ADS:
Basic	4.56	7.51	1.04
Diluted	4.53	7.19	0.99

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(26)	(7)	(1)
Fulfillment	(110)	(71)	(10)
Marketing	(83)	(62)	(9)
Research and development	(175)	(217)	(30)
General and administrative	(365)	(410)	(56)

Total	(759)	(767)	(106)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(103)	(49)	(7)
Marketing	(219)	(279)	(38)
Research and development	(66)	(36)	(5)
General and administrative	(32)	—	—

Total	(420)	(364)	(50)

(4)

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	8,899	12,758	1,758
Non-GAAP net income per share:
Basic	2.85	4.40	0.61
Diluted	2.83	4.21	0.58
Non-GAAP net income per ADS:
Basic	5.69	8.80	1.21
Diluted	5.65	8.41	1.16
Weighted average number of shares:
Basic	3,126	2,898
Diluted	3,144	3,035

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net cash used in operating activities	(11,315)	(18,262)	(2,517)
Net cash provided by investing activities	28,414	16,236	2,237
Net cash used in financing activities	(7,445)	(7,288)	(1,004)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(130)	(345)	(47)

Net increase/(decrease) in cash, cash equivalents and restricted cash	9,524	(9,659)	(1,331)
Cash, cash equivalents, and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	79,451	115,716	15,946
Less: Cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	(53)	— *	— *

Cash, cash equivalents, and restricted cash at beginning of period	79,398	115,716	15,946

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	88,922	106,057	14,615
Less: Cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	(3)	— *	— *

Cash, cash equivalents and restricted cash at end of period	88,919	106,057	14,615

Net cash used in operating activities	(11,315)	(18,262)	(2,517)
Less: Impact from consumer financing receivables included in the operating cash flow	(1,281)	(1,018)	(140)
Less: Capital expenditures, net of related sales proceeds	(2,880)	(2,323)	(320)
Capital expenditures for development properties	(1,360)	(915)	(126)
Other capital expenditures	(1,520)	(1,408)	(194)

Free cash flow	(15,476)	(21,603)	(2,977)

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	69.8	74.0	52.8	58.1	51.1
Free cash flow – TTM	50.6	55.6	33.6	43.7	37.6
Inventory turnover days(5) – TTM	29.0	29.8	30.4	31.5	32.8
Accounts payable turnover days(6) – TTM	51.8	57.0	57.5	58.6	57.6
Accounts receivable turnover days(7) – TTM	5.4	5.7	5.8	5.9	6.4

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Income from operations	7,700	10,533	1,451
Add: Share-based compensation	759	767	106
Add: Amortization of intangible assets resulting from assets and business acquisitions	309	252	35
Add: Effects of business cooperation arrangements	111	112	15

Non-GAAP income from operations	8,879	11,664	1,607

Add: Depreciation and other amortization	1,908	2,038	281

Non-GAAP EBITDA	10,787	13,702	1,888

Total net revenues	260,049	301,082	41,490
Non-GAAP operating margin	3.4%	3.9%

Non-GAAP EBITDA margin	4.1%	4.6%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	7,130	10,890	1,501
Add: Share-based compensation	592	650	90
Add: Amortization of intangible assets resulting from assets and business acquisitions	143	186	26
Add: Reconciling items on the share of equity method investments(8)	370	964	133
Add: Impairment of goodwill, long-lived assets, and investments	558	437	60
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(8)	874	120
Reversal of: Gain on disposals/deemed disposals of investments and others	(22)	(1,172)	(162)
Add: Effects of business cooperation arrangements	111	112	15
Add/(Reversal of): Tax effects on non-GAAP adjustments	25	(183)	(25)

Non-GAAP net income attributable to the Company’s ordinary shareholders	8,899	12,758	1,758

Total net revenues	260,049	301,082	41,490
Non-GAAP net margin attributable to the Company’s ordinary shareholders	3.4%	4.2%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.